SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 18 February 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Final Results dated 18 February 2025
99.2	Final Results dated 18 February 2025

Exhibit No: 99.1

InterContinental Hotels Group PLC
Full Year Results to 31 December 2024

18 February 2025

InterContinental Hotels Group PLC's Full Year Results to 31 December 2024 announcement is available at http://www.rns-pdf.londonstockexchange.com/rns/4305X_1-2025-2-17.pdf

The Full Year Results announcement, together with accompanying materials, will also be available on the IHG PLC website www.ihgplc.com/en/investors/results-and-presentations and the results announcement has also been submitted in full unedited text to the Financial Conduct Authority's National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Presentation for analysts and institutional shareholders:
A pre-recorded webcast presented by Elie Maalouf, Chief Executive Officer, and Michael Glover, Chief Financial Officer, will be available from 7:00am (London time) on Tuesday 18 February 2025 at www.ihgplc.com/en/investors/results-and-presentations.

A live Q&A session will be hosted later this morning at 9:30am (London time). This can be listened to via www.ihgplc.com/en/investors/results-and-presentations (pre-registration required). Analysts and institutional investors wishing to ask questions are required to use the following dial-in details for access to the Q&A facility:

UK: 020 3936 2999
US: 646 233 4753
Other international: click here
Passcode: 835445

An archived replay including the Q&A session is expected to be available within 24 hours and will remain available at www.ihgplc.com/en/investors/results-and-presentations.

Dividends
The Board is proposing a final dividend of 114.4¢ in respect of 2024, an increase of 10% on 2023. With the interim dividend of 53.2¢ paid in October 2024, the total dividend for the year would therefore be 167.6¢, representing an increase of 10% on 2023. The ex-dividend date for ordinary shares is Thursday 3 April 2025 and for American Depositary Receipts the ex-dividend date is Friday 4 April 2025. The record date (for both ordinary shares and American Depositary Receipts) is Friday 4 April 2025. The corresponding dividend amount in Pence Sterling per ordinary share will be announced on Monday 28 April 2025, calculated based on the average of the market exchange rates for the three working days commencing 23 April 2025. Subject to shareholder approval at the AGM on Thursday 8 May 2025, the dividend will be paid on Thursday 15 May 2025. A Dividend Reinvestment Plan ("DRIP") is provided by Equiniti Financial Services Limited. The DRIP enables the Company's shareholders to elect to have their cash dividend payments used to purchase the Company's shares. More information can be found at www.shareview.co.uk/info/drip. The cut-off date and time for the receipt of DRIP elections for the final dividend referred to above is 23 April 2025 at 5:00pm (UK time).

For further information, please contact:
Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0)7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:	Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

About IHG Hotels & Resorts:
IHG Hotels & Resorts (LON:IHG for Ordinary Shares (ISIN: GB00BHJYC057), NYSE:IHG for ADRs (ISIN: US45857P8068)) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 19 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,600 open hotels in more than 100 countries, and a development pipeline of over 2,200 properties.

-     Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels
-     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
-     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 385,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

This announcement contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of the Group and certain plans and objectives of the Board of Directors of InterContinental Hotels Group PLC with respect thereto. Such statements include, but are not limited to, statements made in the Chair's statement and in the Chief Executive Officer's review. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. These statements are based on assumptions and assessments made by the Group's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: the Group's exposure to a competitive and changing industry; the Group's reliance on the reputation of its existing brands and exposure to inherent reputation risks; the Group's exposure to inherent uncertainties associated with brand development and expansion; the Group's reliance on the ongoing appeal of our Loyalty programme; the Group's exposure to a variety of risks related to identifying, securing and retaining franchise and management agreements; the Group's exposure to the risks of hotel industry overcapacity; the Group's requirement to have the right people, skills and capability to manage growth and change; the risk that the Group's collective bargaining activity could disrupt operations, increase labour costs or interfere with the ability of management to focus on executing business strategies; the Group's exposure to cybersecurity and data privacy risks; the Group's exposure to intellectual property risks; the risk that the Group's reputation and the value of its brands are influenced by the perception of various stakeholders of the Group; the Group's requirements to comply with existing and changing regulations and act in accordance with societal expectations across numerous countries, territories and jurisdictions; the Group's exposure to the risk of litigation; the potential for domestic and international environmental laws and regulations to cause the Group to incur substantial costs or subject the Group to potential liabilities; the Group's financial performance being affected by changes in tax laws; the Group's dependence on a wide range of external stakeholders and business partners; the Group's exposure to a variety of risks associated with safety, security and crisis management; the Group's reliance on the resilience of its reservation system and other key technology platforms and the exposure to risks that could disrupt their operation and/or integrity; the Group's exposure to political and economic developments; the Group's exposure to continued disruption and consequences from the war in Ukraine; the Group's exposure to disruption and consequences from the conflict in the Middle East; the potential for the Group to face difficulties insuring its business; the Group's exposure to risks related to executing and realising benefits from strategic transactions, including acquisitions and restructuring; the Group's exposure to a variety of risks associated with its financial stability and ability to borrow and satisfy debt covenants; the dependence of the Group's operations on maintaining sufficient liquidity to meet all foreseeable medium-term requirements and provide headroom against unforeseen obligations; the Group's exposure to an impairment of the carrying value of its brands, goodwill or other tangible and intangible assets negatively affecting its consolidated operating results; the Group's exposure to fluctuations in exchange rates, currency devaluations or restructurings and to interest rate risk in relation to its borrowings; the potential for the Group to be affected by credit risk on treasury transactions; the Group's exposure to inherent risks in relation to changing technology and systems; the Group's integration of AI technologies into our processes and systems; the Group's exposure to competition from online travel agents and intermediaries; the Group's exposure to the risk of events or stakeholder expectations that adversely impact domestic or international travel, including climate change; the Group's exposure to climate change and sustainability risks; and the Group's exposure to risks relating to its commitments in relation to climate change.

The main factors that could affect the business and financial results are described in our Annual Report and Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	18 February 2025